Mail Stop 3561
		February 7, 2006


Ms. Vickie A. Walker
The Heritage Organization, Inc.
P.O. Box 910
Addison, Texas 75001

	Re:      The Heritage Organization, Inc.
			Form 10-KSB for Fiscal Year Ended May 31, 2005
			Filed September 6, 2005
			Form 10-QSB for Fiscal Quarter Ended August 31,
2005
			Filed October 19, 2005
			File No. 0-21951


Dear Ms. Walker:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-KSB for the year ended May 31, 2005

Item 9. Directors, Executive Officers, Promoters and Control
Persons;
Compliance with Section 16(A) of the Exchange Act

Biographical Information

1. We noted that there has been a criminal indictment by a federal grand jury in Dallas against Mr. Kornman. Please provide the required disclosure surrounding the legal proceedings in accordance with Item 401(d) of Regulation S-B.

Other Regulatory

2. We noted that you have not filed your Form 10-QSB for the quarterly period ended November 30, 2005; therefore your status is deemed delinquent. Please refer to the guidance of Item 310(b) of Regulation S-B and file your quarterly report accordingly.

* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Angela Halac, Staff Accountant at (202) 551-3398 or Hugh West, Accounting Branch Chief at (202) 551-3872 if you have any questions.


Sincerely,



Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

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Ms. Vickie Walker
The Heritage Organization, Inc.
February 7, 2006
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